

SECURI[illegible] 05042075 ON



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2004 (MM/DD/YY) AND ENDING 03/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASH SECURITIES WHOLESALING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8515 BLUFFTON ROAD
(No. and Street)

FORT WAYNE (City) IN (State) 46809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY E. ASH, PRESIDENT AND CHIEF EXECUTIVE OFFICER 260-478-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

9910 DUPONT CIRCLE DRIVE EAST, SUITE 230 (Address) FORT WAYNE (City) IN (State) 46825-1612 (Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



NOTARY PUBLIC
SEAL
INDIANA

Signature

Title

Notary Public

RITA K. SNYDER
Notary Public, State of Indiana
County of Allen
My Commission Expires Jun 26, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASH SECURITIES WHOLESALING, INC.

FINANCIAL STATEMENTS
March 31, 2005

ASH SECURITIES WHOLESALING, INC.
Fort Wayne, Indiana

FINANCIAL STATEMENTS
March 31, 2005

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of Ash Securities Wholesaling, Inc. as of March 31, 2005, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that Ash Securities Wholesaling, Inc. is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ash Securities Wholesaling, Inc. at March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 4, 2005

FINANCIAL STATEMENTS

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2005

ASSETS	
Cash	$ 680,403
Commissions receivable	95,147
Deferred income taxes	26,334
Goodwill	4,090,266
Total assets	$ 4,892,150
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 50,075
Income taxes payable	71,359
	121,434
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 100 shares issued, 85 shares outstanding	4,213,045
Additional paid-in capital	25,000
Retained earnings	1,432,671
	5,670,716
Less common stock in treasury (15 shares, at cost)	(900,000)
Total stockholders' equity	4,770,716
Total liabilities and stockholders' equity	$ 4,892,150

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF INCOME
For the year ended March 31, 2005

Revenues	
Commissions	$ 1,029,150
Other	7,314
Total revenues	1,036,464
Expenses	
Commissions and employee compensation	247,471
Communications and data processing	67,090
Legal and professional	41,173
Occupancy	56,675
Licenses	41,979
Total expenses	454,388
Income before provision for income taxes	582,076
Provision for income taxes	121,148
Net income	$ 460,928

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended March 31, 2005

Common stock	$ 4,213,045
Additional paid-in capital	25,000
Retained earnings	
Balance, beginning of year	971,743
Net income	460,928
Balance, end of year	1,432,671
Treasury stock	
Balance, beginning of year	-
15 shares purchased for treasury	(900,000)
Balance, end of year	(900,000)
Total stockholders' equity	$ 4,770,716

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CASH FLOWS
For the year ended March 31, 2005

Cash flows from operating activities:	
Net income	$ 460,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(4,918)
Changes in operating assets and liabilities:	
Commissions receivable	11,753
Income taxes	162,958
Accounts payable and accrued expenses	(15,171)
Net cash provided by operating activities	615,550
Cash flows from investing activities	
Repayment of amount due from affiliate	50,696
Cash flows used in financing activities	
Purchase of shares for treasury	(900,000)
Decrease in cash	(233,754)
Cash, beginning of year	914,157
Cash, end of year	$ 680,403
Supplemental disclosure of cash flows information	
Income tax payments	$ -

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Ash Securities Wholesaling, Inc. (the "Company"), an Indiana Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in the wholesale brokerage of variable annuity and variable universal life insurance products principally in the United States of America.

Goodwill: Goodwill is subjected to impairment testing on an annual basis and between annual tests in certain circumstances. No goodwill was acquired during the reporting period and no impairment of existing goodwill has been recognized.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, the Company recognizes deferred income tax assets and liabilities for the amount of taxes payable or deductible in future years for differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect for the years in which those differences are expected to reverse. No deferred tax asset has been recognized related to goodwill, for which the income tax basis is in excess of the reported amount due to an income tax election pursuant to IRC Section 338(h)(10). Tax amortization is first applied to reduce the tax goodwill in excess of the reported amount to zero, thereby recognizing the tax benefit of the excess when realized.

Revenue recognition: The Company earns commissions under NASD regulation over sales of life insurance and annuity products with variable underlyings. Sale of such variable products by product offerors must be transacted through a registered broker-dealer. Commissions are recognized when the applicable transaction is completed.

Use of estimates: Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - INCOME TAXES

The current and deferred components of the provision for income taxes included in the statement of income are as follow:

	Current	Deferred	Total
U.S. federal	$ 81,484	$ 21,491	$ 102,975
U.S. state	14,380	3,793	18,173
	$ 95,864	$ 25,284	$ 121,148

(Continued)

Reconciliation of the reported income tax provision to that which would result by applying the U.S. domestic statutory rate of 34% to pre-tax income is presented below:

Expected income tax provision at 34% U.S. statutory tax rate	$	197,906
The effect of:		
Tax deductible goodwill consequences		(105,600)
State income taxes		18,172
Other		10,670
Income tax provision	$	121,148

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At March 31, 2005, the Company had net capital of $558,969, which was $550,873 in excess of its required net capital of $8,096. The Company's net capital ratio was 0.22 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2005, the Company paid Ash Brokerage Corporation, an affiliate under common ownership and management, approximately $331,000 for data processing, communications and administrative charges. At March 31, 2005, approximately $33,200 was due Ash Brokerage Corporation for services rendered under this arrangement.

The Company leases office space on a month-to-month basis from Ash Realty, LLC, an affiliate under common ownership and management. Rents paid to Ash Realty, LLC during the year ended March 31, 2005 approximated $57,000. No amounts were due to Ash Realty, LLC at March 31, 2005.

SUPPLEMENTARY INFORMATION

ASH SECURITIES WHOLESALING, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2005

Net capital		
Total stockholders' equity qualified for net capital	$	4,770,716
Deductions		
Nonallowable assets		
Unsecured receivables		95,147
Goodwill		4,090,266
Deferred tax asset		26,334
		4,211,747
Net capital	$	558,969
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	50,075
Income taxes payable		71,359
Total aggregate indebtedness	$	121,434
Computation of basic net capital requirement		
Minimum net capital requirement	$	8,096
Excess net capital at 1,500 percent (15 to 1)	$	550,873
Excess net capital at 1,000 percent (10 to 1)	$	546,826
Ratio: Aggregate indebtedness to net capital		.22 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) focus report	$	544,111
Audit adjustments, net		14,858
Net capital per above	$	558,969

ASH SECURITIES WHOLESALING, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2005

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during the year ended March 31, 2005.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Ash Securities Wholesaling, Inc. (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the United States Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 4, 2005